Exhibit 99.8
Media Relations Contacts
Lucas van Grinsven — Corporate Communications — +31 40 268 3949 — Veldhoven, the Netherlands
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
ASML announces changes to the Board of Management
Klaus Fuchs to resign as EVP Operations, Frits van Hout to join the Board
VELDHOVEN, the Netherlands, October 30, 2008 — ASML Holding NV (ASML) today announces that Klaus Fuchs, Executive Vice President Operations, has confirmed to the Supervisory Board that he has decided to resign from his position on the Board of Management effective January 1, 2009.
At the same time, the Supervisory Board intends to appoint Frits van Hout as a member of the Board of Management, subject to notification of the general meeting of shareholders which is scheduled to be held on March 26, 2009. Mr. Van Hout (48) is currently in charge of a comprehensive efficiency improvement program. Prior to his current role, he headed ASML’s global customer support organization and was responsible for two business units. In addition, he had management responsibility at ASML’s Research and Development activities, as well as the Sales and Marketing unit. Mr. Van Hout has been with the company for 16 years.
“ASML likes to thank Klaus Fuchs for his valuable contributions to ASML’s pursuit of operational excellence over the past years. We regret to see him leave and wish him well in his further career,” said Eric Meurice, president and CEO of ASML. “We also welcome Frits van Hout. Frits has proven to be an effective, results-driven manager who is well liked and respected in the organization.”
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is

1 of 2

traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,900 employees, serving chip manufacturers in more than 60 locations in 16 countries. For more information, visit our website: www.asml.com

2 of 2